Wachtell, Lipton, Rosen & Katz

Direct Dial: (212) 403-1347

Direct Fax: (212) 403-2347

Email: SACohen@wlrk.com

May 27, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energizer SpinCo, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed May 11, 2015

File No. 001-36837

Dear Ms. Ravitz:

On behalf of our client, Energizer SpinCo, Inc. (the “Company” or “SpinCo”), which is currently a wholly owned subsidiary of Energizer Holdings, Inc. (“ParentCo”), we are providing the Company’s responses to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 26, 2015, with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 001-36837) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on May 11, 2015.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

May 27, 2015

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 3.

Unaudited Pro Forma Combined Condensed Financial Statements, page 52

1.	With respect to adjustments 5, 6, 7, and 8 to your pro forma combined balance sheet, it appears that you have not finalized the transactions and amounts. For example, we note the second to last sentence of adjustment 8. Please show us the journal entries you expect to make for each of these adjustments and include amounts in your response to the extent you know them. If an amount is unknown, explain how you will determine the amount and when.

Response: The Company confirms that certain transactions and amounts relating to adjustments 5 and 6 to the Company’s pro forma combined balance sheet included in the Information Statement are based on information that is reasonably estimable as of the time the balance sheet was prepared, and that is expected to be finalized only upon completion of the separation on July 1, 2015 (the “Separation Date”). The Company further informs the Staff that the information reflected in adjustments 7 and 8, as set forth in Amendment No. 3, is believed to be final.

Each of the referenced adjustments is discussed in more detail below. With respect to each adjustment, all currently known amounts are included in Amendment No. 3.

•	Adjustment 5, relating to cash, remains subject to change depending on foreign currency fluctuations and other adjustments deemed appropriate by the Company and ParentCo as of the Separation Date. As of the date of this letter, the Company confirms that it is the intention of the management teams and the Company and ParentCo to fund New Energizer with a minimum of $300,000,000 to be available for use on the Separation Date, as reflected in Amendment No. 3 and in the Separation and Distribution Agreement filed as Exhibit 2.1 to Amendment No. 2 to the Registration Statement.

•	Adjustment 6, relating to net pension assets and liabilities, currently reflects the actuarial assumptions as of September 30, 2014 (the most recent date currently available) and the expected headcount of New Energizer as of March 31, 2015. This adjustment will be revised on the Separation Date based on actual headcount of New Energizer at the time and the actuarial assumptions available on the Separation Date.

•	The Company believes that the information reflected in adjustment 7 in Amendment No. 3, relating to the balance sheet presentation of debt, is final. The Company secured and priced $1,020,000,000 of debt on May 15, 2015. This is comprised of a senior secured term loan, senior notes and a senior secured revolving credit facility (subject to the completion of the separation). This information, along with a pro forma adjustment for interest expense to reflect the revised weighted average interest rate of 4.70%, is reflected in Amendment No. 3. The Company additionally refers the Staff to Note 3 of the Notes to the Unaudited Pro Forma Combined Condensed Financial Statements included in Amendment No. 3.

•	Adjustment 8, relating to equity capitalization, has been updated in Amendment No. 3 based upon the board of directors of ParentCo’s approval of a 1:1 distribution ratio, including to remove the referenced sentence. The Company believes that the information reflected in this adjustment, as set forth in Amendment No. 3, is final, subject to the final determination of the number of outstanding shares as of the Separation Date.

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

May 27, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1347 or by email at sacohen@wlrk.com.

Sincerely,

/s/ STEVEN A. COHEN

Steven A. Cohen

cc:	Mark LaVigne

Energizer Holdings, Inc.

Benjamin Angelette

Energizer Holdings, Inc.